UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR SEPTEMBER 30, 2002
                              -------------------

                            SHEP TECHNOLOGIES INC.
                       (formerly Inside Holdings Inc.)
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                -----                -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.


ATTACHED IS THE COMPANY'S QUARTERLY REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SHEP TECHNOLOGIES INC.


By: /s/ TRACY A. MOORE
Tracy A. Moore, Chief Financial Officer and Director

Dated: November 26, 2002

Exhibit 99.1
Financial Statements
November 26, 2002

                        CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)
                                   (Unaudited)

                               SEPTEMBER 30, 2002



SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited)

===============================================================================


                                                      September 30, December 31,
                                                           2002        2001
------------------------------------------------------------------------------
                                                             $           $
ASSETS

Current
   Cash and cash equivalents                             309,426        44,592
   Accounts receivable                                   101,465           116
   Inventory                                             188,540         6,237
   Prepaid expenses                                        5,860          -
                                                        ---------     ---------
   Total current assets                                  605,291        50,945

Intangible assets (Note 7)                                80,321          -
Plant and equipment (Note 8)                              94,088        44,846
                                                        --------      ---------

Total assets                                             779,700        95,791
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
   Accounts payable and accrued liabilities              310,588        24,930
   Due to related parties (note 9)                        84,550       290,056
                                                        --------       --------

   Total current liabilities                             395,138       314,986
                                                        --------       --------
Shareholders' equity (deficiency)
   Capital stock (Note 10)
     Authorized
        100,000,000 common shares, without par value
     Issued
        20,347,948 common shares (2001 - 1,000)          825,810         1,494
   Additional paid in capital                               --         522,038
   Subscriptions received in advance (Note 11)           917,000          --
   Cumulative translation adjustment                        --          (5,618)
   Deficit accumulated during the development stage   (1,358,248)     (737,109)
                                                      -----------   -----------
   Total stockholders' equity (deficiency)               384,562      (219,195)
                                                      -----------   -----------
Total liabilities and stockholders' equity               779,700        95,791
===============================================================================
History and organization of the Company (Note 1)


The accompanying notes are an integral part of these financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited)



                        Cumulative
                          Amounts
                           From
                          Date of       Three     Three       Nine      Nine
                        Inception on    Month     Month      Month     Month
                         January 6      Period    Period     Period   Period
                          2000 to       Ended     Ended      Ended     Ended
                          Sept 20,     Sept 30,  Sept 30,   Sept 30,  Sept 30,
                           2002          2002      2001       2002      2001
------------------------------------------------------------------------------
                             $            $         $          $         $

SALES                     397,268       -       150,000       22,432    313,150
-------------------------------------------------------------------------------

COST OF GOODS SOLD
  Subcontracting
     and parts            136,558       -        60,029       2,798     128,325
  Consulting and labor     45,529       -        32,322      14,000      49,247
-------------------------------------------------------------------------------
                          182,087       -        92,351      16,798     177,572
-------------------------------------------------------------------------------

Gross profit              215,181       -        57,649       5,634     135,578

EXPENSES
  Advertising and
    Promotion              42,980     42,980       -         42,980        -
  Consulting              442,608       -         4,019     248,425     117,513
  Depreciation             31,359      3,643      2,947      10,435       4,402
  Office and general      307,759       -        27,293     114,471     138,782
  Professional fees       139,254     65,710      8,510      77,052      27,218
  Research and
    Development           399,906       -          -           -         33,336
  Salaries and
    Benefits              213,239       -        21,798     134,421     139,327
-------------------------------------------------------------------------------
                       (1,577,105)  (112,333)   (64,567)   (627,784)   (460,578)
-------------------------------------------------------------------------------

Loss before other
  Item                 (1,361,924)  (112,333)    (6,918)   (622,150)   (325,000)
-------------------------------------------------------------------------------
OTHER ITEM
  Interest income           3,676       -          -          1,011         982
--------------------------------------------------------------------------------

Loss for the period    (1,358,248)  (112,333)    (6,918)   (621,139)   (324,018)
================================================================================

Basic and diluted
  loss per share             -        (0.010)    (0.001)     (0.064)     (0.069)
================================================================================

Weighted average
  number of common
  shares outstanding         -    11,821,861  4,700,248   9,738,492   4,700,248
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(Expressed in United States Dollars)
(Unaudited)


                                                        Deficit
                                                        Accumu-
                                                 Sub-    lated
                                       Addit-   scrip-   During   Cumul-
                        Common Stock   ional    tion      the     ative
                      ---------------
                                                          Deve-  Transla-
                                        Paid     Rec'd    lop-    ation
                      No. of             in       in      ment    Adust-
                      Shares   Amount  Capital  Advance   Stage    ment   Total
                                  $       $        $        $        $      $
------------------------------------------------------------------------------
Balance,
Jan 6, 2000
(date of
inception)              -        -        -       -          -       -        -

Common stock
issued for
cash                1,000    1,494  522,038       -          -       -  523,532

Loss for
the period              -        -        -       -   (323,760)      - (323,760)
-------------------------------------------------------------------------------
Balance,
Dec 31, 2000        1,000    1,494  522,038       -   (323,760)      -  199,772

Cumulative
Translation
Adjustment              -        -        -       -          -  (5,618)  (5,618)

Loss for
the year                -        -        -       -   (413,349)      - (413,349)
--------------------------------------------------------------------------------
Balance,
Dec 31, 2001        1,000    1,494   522,038      -  (737,109) (5,618) (219,195)

Assumption of
liabilities
on acquisition
of SHEP
Technologies,
Inc.(Note 5)            -        -  (325,267)     -          -       - (325,267)

Capital stock
of SHEP
Limited
Sept 12, 2002      (1,000)  (1,494)   1,494       -          -       -        -

Stockholder
loans
forgiven
(Note 5 and 6)          -        -  749,780       -          -       -  749,780

Capital stock
of the Company
Sept 12, 2002   9,747,948  948,045 (948,045)      -          -       -        -

Common stock
issued to
acquire SHEP
Limited
(Note 6)       10,600,000 (122,235)       -       -          -       - (122,235)

Subscriptions
Received                -        -        - 917,000          -       -   917,000

Loss for
period                  -        -        -       -   (621,139)  5,618 (615,521)
--------------------------------------------------------------------------------
Balance
Sept 30,
2002           20,347,948  825,810        -  917,000 (1,358,248)     -   384,562

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)(Unaudited)

                         Cumulative
                          Amounts
                        From Date of   3 Month    3 Month    9 Month    9 Month
                        Inception on    Period     Period    Period     Period
                        Jan 6, 2000     Ended      Ended      Ended      Ended
                         to Sept 30,   Sept 30,   Sept 30,   Sept 30,   Sept 30,
                             2002        2002       2001      2002       2001
                               $           $          $         $          $
--------------------------------------------------------------------------------
CASH FLOWS FROM
OPERATING ACTIVITIES
 Loss for the period     (1,358,248)  (112,333)    (6,918)  (621,139)  (324,018)
 Adjustment to reconcile
 loss to net cash used
 in operating activities:
   Depreciation              31,359      3,643      2,947     10,435      4,402
 Changes in non-cash
 working capital items:
   Increase in accounts
    Receivable              (69,025)   (64,628)  (148,509)   (68,909)  (138,034)
   Decrease (increase)
    in inventories         (188,540)  (150,115)   (23,918)  (182,303)   (23,918)
   Increase (decrease)
    in accounts payable     109,002    (84,488)   (26,269)    84,072     39,949
--------------------------------------------------------------------------------
 Net cash used in
 operating activities    (1,475,452)  (407,921)  (202,667)  (777,844)  (441,619)
--------------------------------------------------------------------------------

CASH FLOWS FROM
  INVESTING ACTIVITIES
  Cash acquired on
   purchase of
   subsidiaries             381,980    381,922          -    381,980          -
  Acquisition of
   capital assets          (125,447)   (53,183)         -    (59,677)        28
  Acquisition of patents
   and designs              (80,321)   (80,321)         -    (80,321)         -
--------------------------------------------------------------------------------
  Net cash provided (used)
   in investing activities  176,212    248,418          -    241,982         28
--------------------------------------------------------------------------------
CASH FLOWS FROM
  FINANCING ACTIVITIES
  Share capital and
   paid-in capital          523,532          -          -          -          -
  Advances to SHEP Limited
   prior to business
   combination              453,045    448,068          -    453,045          -
  Advances from
   shareholders of SHEP
   Limited prior to
   business combination     632,089     10,983    176,603    342,033    289,445
--------------------------------------------------------------------------------
  Net cash provided by
   financing activities   1,608,666    459,051    176,603    795,078    289,445
--------------------------------------------------------------------------------
  Effect of exchange
   rate changes on cash           -      5,618          -      5,618     (5,618)
--------------------------------------------------------------------------------

Change in cash and cash
  equivalents for
  the period                309,426    305,166    (26,064)   264,834   (157,764)
Cash and equivalents,
  beginning of period             -      4,260     26,532     44,592    158,232
--------------------------------------------------------------------------------

Cash and cash equivalents,
  end of period             309,426    309,426        468    309,426        468
================================================================================

Cash paid during the
  period for:
  Interest expense                -          -          -          -           -
  Income taxes                    -          -          -          -           -
================================================================================
Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited)

1.  HISTORY AND ORGANIZATION OF THE COMPANY

    The Company (SHEP Technologies Inc., previously Inside Holdings Inc.) was formed on July 7, 1992 from the amalgamation of two predecessor corporations under the laws of the province of British Columbia, Canada. Effective October 6, 2000, the Company changed its governing jurisdiction from the province of British Columbia to the Yukon Territory, Canada. The Company has three wholly owned subsidiaries which were acquired by way of reverse takeover on September 12, 2002: SHEP Limited, an Isle of Man corporation; and two indirectly owned subsidiaries: SHEP Technologies, Inc., a Delaware corporation, and SHEP Technology, Inc., a Maine corporation.

    On October 3, 2002, the Company changed its name from Inside Holdings Inc. to SHEP Technologies Inc. The consolidated Company's date of incorporation is deemed to be January 6, 2000, the date of incorporation of SHEP Limited, the Company's wholly owned subsidiary (Note 6).

    The Company is considered a development stage company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7. The Company plans to pursue opportunities in the development of hydraulic energy transfer.


2.  BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America for interim financial statements.
In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary (consisting of normal recurring accruals) to present fairly the financial information contained therein. These consolidated statements do not include all disclosures required annually by generally accepted accounting principles in the United States of America and should be read in conjunction with the audited financial statements of the Company for the prior year ended April 30, 2002.

The Company is adopting the calendar year-end for its newly acquired operations effective for the year ended December 31, 2002. The results of operations for the nine month period ended September 30, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002.


3.  GOING CONCERN

    The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of lia-bilities in the normal course of business. Without realization of additional capital, it is unlikely that the Company will continue as a going concern. The Company intends to obtain working capital either through the issuance of equity securities or convertible debt instruments. The Company's ability to continue as a going concern is dependent on additional cash financings, and, ultimately, upon achieving profitable operations through the development of its hydraulic energy transfer technology. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              September 30,     December 31,
                                                 2002              2001
                                                   $                 $
----------------------------------------------------------------------------
Deficit accumulated during the
  development stage                           (1,358,248)       (737,109)
Working capital (deficiency)                     210,153         (264,041)
=============================================================================

4.  SIGNIFICANT ACCOUNTING POLICIES

    These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The significant accounting policies adopted by the Company are as follows:

    Basis of consolidation

    The Company's consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries: SHEP Limited, SHEP Technology, Inc. (a Maine Corporation) and SHEP Technologies, Inc, (a Delaware Corporation). All material intercompany accounts and transactions have been eliminated upon consolidation.

    Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash and cash equivalents

    Cash equivalents include highly liquid assets with an original maturity of three months or less.

    Inventory

    Inventory is recorded at the lower of cost and net realizable value.

    Plant and equipment

    Plant and equipment are recorded at cost less accumulated depreciation. Depreciation for plant and equipment is calculated using the straight-line method over a period of five years.

    Revenue recognition

    The Company recognizes revenue from the sale of hydraulic energy transfer technology when the technology products are sold, services are performed and collection is reasonably assured.

    Foreign currency translation

    The Company's functional currency is US Dollars. The functional currency of SHEP Limited is Pounds Sterling. In consolidation the assets and liabilities of SHEP Limited have been translated into US Dollars at the rate of exchange prevailing at the balance sheet date. Stockholders' equity has been translated at historical rates. Revenues and expenses have been translated at the weighted average rate during the period. Accumulated translation adjustments are disclosed as a separate component of stockholders' equity.


4.  SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

    Income taxes

    Income taxes are provided in accordance with SFAS No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expenses (benefits) result from the net change during the period of deferred tax assets and liabilities.

    Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

    Disclosure about segments of an enterprise and related information

    The Company uses the management approach model for segment reporting. The management approach model is based on the way a company's management organizes segments within the Company for making operating decisions and assessing performance. Reporting segments are based on products and services, geography, legal structure, management structure, or any other manner in which the management disaggregates a company.

    Recent accounting pronouncements

    In July 2001, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria that intang-ible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121.

    In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which requires the recording of fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

    In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be disting-uished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.


4.    SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

    In April 2002, FASB issued SFAS No. 145, "Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates the inconsistency between the account-ing for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions and certain lease modification that have economic effects that are similar to sale-leaseback transactions. Generally SFAS No. 145 is effective for transactions occurring after May 15, 2002.

    In June 2002, FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" that nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF Issue 94-3") "Liability Recognition for Certain Employee Termina-tion Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF Issue 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after September 30, 2002 with earlier application encouraged.

    The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.


5.  BUSINESS COMBINATION WITH SHEP TECHNOLOGIES, INC. ("DELAWARE")

    On June 3, 2002, the SHEP Limited acquired all of the issued and outstanding capital stock of SHEP Technologies, Inc., a Delaware Corporation ("Delaware"). As consideration for the acquisition of Delaware, SHEP Limited paid cash of $1.

    i) The Company has indirectly acquired Delaware, for accounting purposes. Accordingly, its net assets are included in the Company's balance sheet at their book values.

    ii) The acquisition of Delaware is accounted for by the purchase method. Accordingly, the acquisition has been accounted for at the book value of Delaware's net assets acquired. However, at the date of acquisition, the book value of the Company's net assets were negative. Accordingly, the net liabilities assumed were recorded at their book values with a corresponding reduction of additional paid in capital of the Company, as follows:

          Cash                                   $         58
          Accounts receivable                          30,000
          Accounts payable and accrued liabilities   (189,148)
          Due to stockholders                        (166,177)
---------------------------------------------------------------
          Net liabilities assumed from Delaware     $(325,267)

    iii) Simultaneously with the acquisition of the shares of SHEP Technologies, Inc. the former significant stockholders of SHEP Technologies, Inc. agreed to forgive amounts owing to them from SHEP Technologies, Inc. totaling $166,177. The forgiveness of these stockholders' loans has been recorded as an increase of additional paid-in capital.


6.  BUSINESS COMBINATION WITH SHEP LIMITED

    On September 12, 2002, the Company acquired all of the issued and outstanding capital stock of SHEP Limited. As consideration for all of the common shares of SHEP Limited, the Company issued 10,600,000 common shares to the former stockholders of SHEP Limited.

    Legally, the Company is the parent of SHEP Limited. However, control of the combined companies passed to the former stockholders of SHEP Limited. This share exchange has been accounted for as a recapitalization of the Company. In accounting for this transaction:

    i) SHEP Limited is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the balance sheet at book values.

    ii) The deemed acquisition of the Company is accounted for by the purchase method with the net assets of the Company recorded at fair market value at the date of acquisition. Accordingly, the acquisition of the Company will be accounted for at the book value of the net assets of the Company at the date of acquisition. Therefore the value of the shares issued on the acquisition is based on the fair market value of the net assets acquired:

          Cash and cash equivalents                     $  381,922
          Accounts receivable                                2,440
          Prepaid expenses                                   5,859
          Accounts payable and accrued liabilities         (48,501)
-------------------------------------------------------------------
                                                           341,720
          Due from SHEP Limited                            453,045
-------------------------------------------------------------------
                                                           794,765
          Subscriptions received                          (917,000)
-------------------------------------------------------------------
          Value of common stock issued                 $  (122,235)
===================================================================

    iii)  Historical cost financial statements presented are those of SHEP
Limited.

    iv) The consolidated statements of operations, stockholders' deficiency and cash flows include SHEP Limited's results of operations, deficit and cash flows from January 6, 2000 (date of incorporation) and the Company's results of operations and deficit from September 12, 2002 (date of acquisition). The issued number of shares of common stock is that of the Company (the legal parent).

    v) Simultaneously with the acquisition of the shares of SHEP Limited, the former significant stockholders of SHEP Limited agreed to forgive amounts owing to them from SHEP Limited totaling $583,603. The forgiveness of these stockholders' loans has been recorded as an increase of additional paid-in capital.


7.  ASSETS ACQUISITION

    SHEP Limited acquired, for cash consideration of $292,118, certain assets from a former significant stockholder of SHEP Limited prior to SHEP Limited being acquired by Inside Holdings Inc. These assets consisted of inventory, capital assets, patents and design drawings in the following amounts:

          Inventory                              $  156,540
          Plant and equipment                        55,257
          Patents, design drawings, and related      80,321
------------------------------------------------------------
          Assets acquired                        $  292,118


8.  PLANT AND EQUIPMENT

 ===============================================================================
                           September 30,                  December 31,
                               2002                           2001
                   -------------------------------- ----------------------------
                           Accumulated         Net       Accumulated        Net
                   Cost   Depreciation   Book Value Cost Depreciation Book Value
                    $          $           $          $        $           $
--------------------------------------------------------------------------------
Plant and
  Equipment      125,447     31,359      94,088     65,770   20,924     44,846
================================================================================


9.  DUE TO RELATED PARTIES

    Amounts due to related parties consist of:

===============================================================================
                                                 September 30,     December 31,
                                                    2002              2001
                                                      $                 $
------------------------------------------------------------------------------

Due to former significant stockholders
  of SHEP Limited                                  72,125           260,056
Due to related company -
  SHEP Technologies, Inc. (Delaware)                 -               30,000
Due to related company - Primary Capital           12,425              -
-----------------------------------------------------------------------------
                                                   84,550           290,056
=============================================================================

    Amounts due to related parties are unsecured, do not bear interest and have no fixed terms of repayment.


10.  CAPITAL STOCK

     The Company's issued capital stock consisting of 9,747,948 shares of common stock, without par value, prior to the acquisition of SHEP Limited. On September 12, 2002, the Company issued an additional 10,600,000 shares of common stock, without par value, to the stockholders of SHEP Limited for the purchase of all of the outstanding shares of SHEP Limited (See Note 6). All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one non-cumulative vote per share in all matters to be voted upon by stockholders. The shares of common stock have no pre-emptive, subscrip-tion, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Holders of the common stock are entitled to equal rate-able rights to dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.

11.  SUBSCRIPTIONS RECEIVED IN ADVANCE

     On September 16, 2002 the Company accepted subscriptions from 15 investors totalling $917,000 and representing 1,222,666 Units at a price of $0.75 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the subscriber to purchase an additional share of common stock for a period of one year from the issuance of the securities, at a price of $1.25 per share. At September 30, 2002, the Company had not yet completed its Treasury Order and as a result no new shares of capital stock had been issued from treasury. On October 30, 2002, the Company issued a Treasury Order for 1,222,666 shares of common stock pursuant to subscriptions advanced on September 16, 2002.


12.  RELATED PARTY TRANSACTIONS

    The Company entered into transactions with related parties as follows:

a) Paid or accrued project management fees of $52,894 (2001 - $108,863) to a significant stockholder and former legal parent company of SHEP Limited.

b) Paid or accrued rent of $10,057 (2001 - $14,798) to a significant stockholder and former legal parent company of SHEP Limited.

c) Paid or accrued office and general costs of $34,948 (2001 - $Nil) to a significant stockholder of SHEP Limited.

d) Paid or accrued professional and secretarial fees of $4,825 (2001 - $3,919) to a company controlled by two persons who are directors of SHEP Limited.

e) Purchased assets amounting to $292,118 (2001 - $Nil) from a significant stockholder and former legal parent company of SHEP Limited (Note 7)

f) Stockholder loans to SHEP Limited amounting to $583,603 were forgiven during the period.

g) Stockholder loans owed to SHEP Technologies, Inc. ("Delaware") amounting to $166,177 were settled privately amongst stockholders of SHEP Limited on June 30, 2002. No additional shares of SHEP Limited were issued in the transaction.

h) Paid or accrued shared office space of $12,425 (2001 - $Nil) to a company controlled by an officer and director of the Company.

i) Paid or accrued corporate finance fees of $10,000 (2001 - $Nil) to a company controlled by an officer and director of the Company.

j) Paid or accrued consulting fees of $3,750 (2001 - $Nil) to a company controlled by an officer and director of the Company.

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


13.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

     Former significant stockholders of the SHEP Limited forgave stockholder loans of $583,603 due to them from SHEP Limited. These stockholders and others also settled loans and advances of SHEP Technologies, Inc ("Delaware") amounting to $166,177 in a private share arrangement with stockholders of SHEP Limited (See Note 5 and 6).

     The Company issued 10,600,000 shares at a value of $(122,235) to acquire all of the issued and outstanding shares of SHEP Limited (see Note 6).

     There were no significant non-cash transactions for the year ended December 31, 2001.

14.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Financial Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15.  SEGMENTED INFORMATION

     The Company operates in one business segment being the development of hydraulic energy transfer technology. The Company's operations are conducted in two geographic segments being the United Kingdom (UK) and the United States of America (USA). Sales totaling $22,432 (2001 - $372,318) were made to one customer in the United States. This represented 100% (2001: 99%) of the Company's total sales.



                                September 30,               December 31,
                                    2002                        2001
--------------------------------------------------------------------------------
Geographic Segments       USA        UK      Total     USA       UK      Total
                           $          $        $        $         $        $
--------------------------------------------------------------------------------
Summary Information:
  Long-lived assets     361,210   418,490   779,700   55,171   40,620    95,791
  Revenues               22,432      -       22,432  374,836     -      374,836
  Net income (loss)    (262,974) (351,159) (614,133)  10,931 (424,280) (413,349)
===============================================================================

16. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. These financial statements also comply, in all material respects, with Canadian generally accepted accounting principles.

17.  SUBSQUENT EVENT

     On October 8, 2002, the Company's board of directors approved an equity incentive plan (the "Equity Incentive Plan"). Pursuant to the Equity Incentive Plan, the board of directors may from time to time authorize the issuance of options, share bonuses, rights to purchase shares or share appreciation rights to directors, officers and employees of and services providers to the Corpora-tion and its Affiliates (as defined in the Equity Incentive Plan). The Equity Incentive Plan provides for the issuance of up to 2,200,000 shares of common stock to employees, directors and consultants of the Company and its subsidiar-
ies.   The Equity  Incentive Plan is subject to the approval of the Company's stockholders. To date, the Company has awarded 1,000,000 stock options pursuant to the Equity Incentive Plan, subject to the approval of the Equity Incentive Plan by the Company's stockholders.

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                         QUARTERLY REPORT - FORM 51-901F
                               SEPTEMBER 30, 2002


SCHEDULE A: FINANCIAL STATEMENTS

See attached financial statements for the three-month period ended September 30, 2002.

SHEP TECHNOLOGIES INC. (OTCBB: STLOF) (the "Company") (formerly Inside Holdings Inc.) has changed its fiscal year end from April 30 to December 31 in order to harmonize its financial year end and reporting practices with those of the Company's recently acquired subsidiaries. In light of the change of its fiscal year end and reverse takeover accounting treatment related to the acquisition, the Company is filing these interim financial statements for the nine-month period ended September 30, 2002 as opposed to the six-month period ended October 31, 2002. The Company has commenced reporting in US dollars and in conformity with US Generally Accepted Accounting Principles ("US GAAP").

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.  Analysis of expenses and deferred costs.

See attached financial statements for the quarter ended September 30, 2002.

2.  Related party transactions.

See attached financial statements for the quarter ended September 30, 2002.

3. Summary of securities issued and options granted during the period:

  a) Summary of securities issued during the quarter:

     As consideration for the purchase of 100% of the outstanding shares of SHEP Limited on September 12, 2002, the Company issued 10,600,000 shares of no par value common stock from treasury.

  b) Summary of stock options granted during the quarter:

     Nil

4. Summary of securities as at the end of the reporting period:

  a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative redemption and conversion provisions:

      See attached financial statements for the quarter ended September 30, 2002.

  b)  Number and recorded value for shares issued and outstanding:

      See attached financial statements for the quarter ended September 30, 2002.

  c) Description of options, warrants and convertible securities outstanding, including any number or amount, exercise or conversion price and expiry date, and any recorded value:

      There were no options, warrants and convertible securities outstanding at September 30, 2002.

  d) Number of shares in each class of shares subject to escrow or pooling agreements:

      There were no shares subject to escrow or pooling arrangements at September 30, 2002.

5. Names of the directors and officers as at the date this report was signed and filed.

Directors:

W. Ray Evans - Director

Peter R. Humphrey - Director

Malcolm P. Burke - Director

Tracy A. Moore - Director

Betty Anne Loy - Director


Officers:


Malcolm Burke - President and CEO

Tracy A. Moore - Chief Financial Officer and Secretary

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS

Overview

On May 22, 2002, the Company entered into a letter of intent with SHEP Limited ("SHEP"), Ifield Technology Limited ("Ifield") Euro Capital Markets Ltd. and Marshalsea Hydraulics Limited Executive Pension Scheme for the acquisition of all of the shares of SHEP. The letter of intent was amended on July 12, 2002 and again on August 22, 2002 (collectively the "Letter Agreement").

The transaction was effected in accordance with the terms of the Letter Agreement. Under the terms of the Letter Agreement, the Company committed to raising US$500,000 and a further US$1.0 million on a best efforts basis, to provide working capital for the new business.

As consideration for the purchase of 100% of the outstanding shares of SHEP, the Company issued 10,600,000 shares of common stock from treasury. The Company also advanced to SHEP the sum of 192,000 pounds sterling (US$292,118) for acqui-sition from Ifield of additional operating assets (inventory, fixtures and intellectual property). Immediately prior to the acquisition, Inside Holdings Inc. had 9,747,948 shares of common stock outstanding. Accordingly, pursuant to generally accepted accounting principles, the acquisition of SHEP was treated as a reverse takeover.

The acquisition of SHEP includes two wholly owned subsidiaries - SHEP Technology Inc., a Maine, USA company, and SHEP Technologies Inc., a Delaware, USA company, intellectual property and additional operating assets associated with the SHEP business.

During an extraordinary general meeting held on August 12, 2002, Malcolm P. Burke, Tracy A. Moore and Betty Anne Loy joined three other persons on the board of directors. In conjunction with the acquisition of SHEP, the three other board members resigned and W. Ray Evans and Peter R. Humphrey joined the board.

Operations

The Company's expenses are primarily marketing and administrative in nature and include: advertising and promotional expenses relative to the creation of new marketing materials, brochures, and presentation materials for the Company; and professional fees including legal, accounting and corporate finance relating to the acquisition of SHEP during the quarter. The change in operational expendi-tures is material in the nature and amount compared to expenses incurred in comparative periods.

The Company did not enter into any material agreements and made no commitments other than as described in the Overview section above.

Investor Relations

The Company did not engage in any active investor relations activities during the quarter other than to seek private equity placements from sophisticated investors based outside of North America and to design a website.

During the quarter, the Company did, however, engage Sundar Communications Group Inc. for a four-month term to develop plans for investor relations and marketing programs with a monthly retainer of US$10,000. Additionally, the Company engaged Jack Wynn & Co., Inc., a Washington, DC based publicist/press agent to package and place feature news stories in national, regional, local business, investment and trade media outlets over a term of 12 months for a monthly retainer of US$6,000.

Liquidity and Capital Resources

As of September 30, 2002 the Company had cash of US$309,426 and working capital of US$210,153. The book value of total assets exceeds liabilities by US$384,562. During the quarter, the Company received US$917,000 of share subscriptions, which were accepted by the board subsequent to the acquisition of SHEP and which resulted in a treasury order on October 30, 2002 for 1,222,666 new shares issued by the Company subsequent to the September 30, 2002 quarter end.

The common shares of the Company are listed for trading on the OTC Bulletin Board in the United States. They trade under the symbol "STLOF". There is, however, no assurance that a market for the Company's shares will develop or, if a market develops, that it will continue.

Subsequent Events

Subsequent to September 30, 2002, the Company issued a treasury order on October 30, 2002 for 1,222,666 new shares.

On October 8, 2002, the Company's board of directors approved an equity incentive plan (the "Equity Incentive Plan"). Pursuant to the Equity Incentive Plan, the board of directors may from time to time authorize the issuance of options, share bonuses, rights to purchase shares or share appreciation rights to directors, officers and employees of and services providers to the Corpor-ation and its Affiliates (as defined in the Equity Incentive Plan). The Equity Incentive Plan provides for the issuance of up to 2,200,000 shares of common stock to employees, directors and consultants of the Company and its subsidi-aries. The Equity Incentive Plan is subject to the approval of the Company's stockholders. To date, the Company has awarded 1,000,000 stock options pursuant to the Equity Incentive Plan, subject to the approval of the Equity Incentive Plan by the Company's stockholders.

Liquidity and Solvency

As at the date of this report, the Company had approximately $10,000 of cash on hand which is insufficient to cover expenses of the Company. In order to fund the operations and the business plan related to the SHEP acquisition, the Company is seeking to raise additional financing by way of equity and/or debt. There can be no assurance the Company will be successful in raising additional funds on desired terms, or at all.

EXHIBIT INDEX

Number                       Exhibit Description

99.1 Certification pursuant to 18 U.S.C. section 1350, as adopted, to Section 906 of the Sarbanes-Oxley Act of 2002


EXHIBITS


EXHIBIT 99.1
Certification pursuant to 18 U.S.C. section 1350, as adopted, to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Quarterly Report on Form 6-K for the quarterly period ended September 30, 2002 (the Report) by SHEP Technologies Inc. (the Company), the undersigned, as the Chief Financial Officer of the Company, hereby certifies pursuant to Section 1350, as adopted pursuant to Section 906of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly present, in all material respects, the financial condition and results of operations of the Company.

By: /s/ TRACY A. MOORE
Tracy A. Moore, Chief Financial Officer

November 21, 2002
